

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 5, 2010

Mr. Tod C. Holmes
Executive Vice President and Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

Re: **Republic Services, Inc.**
            Form 10-K for the year ended December 31, 2009
            File No. 1-14267

Dear Mr. Holmes:

     We have reviewed your response to our comment letter dated April 27, 2010 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Notes To Consolidated Financial Statements

16. Commitments and Contingencies, page 144

We have read your response to comment three of our letter dated April 27, 2010 and we appreciate the additional information. Please note that he guidance throughout ASC 450-20 is clearly situation specific. Probability and estimation only have context with regard to a single situation, or a group of closely related situations. Aggregating the reasonably possible range of loss of disparate litigation contingencies, does not provide the same level of transparency as addressing each material situation.   Based on the clear guidance under generally accepted accounting principles, as noted in Example 1 in ASC 420-20-55-18, litigation contingencies require that the range of additional exposure to loss be disclosed. We also direct you to the additional litigation examples in ASC 420-20 55-21 through 55-37. In future filings, if any one litigation, (or any other contingent liability) has a reasonable possibility of loss in excess of the amounts accrued and such amount could be material, please separately disclose this range of loss in accordance with generally accepted accounting principles. Please refer to ASC Topic 450-20 for more guidance about the requirements to record and disclose contingencies.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant